Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges:
     The table below sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated.
Ratio of Earnings to Fixed Charges
Through September 30, 2010

	December 31,	December 31,	December 31,	December 31,	December 31,	Nine Months Ended Sept. 30,
	2005	2006	2007	2008	2009	2010
Earnings:
Pre-tax income (loss) from continuing operations	57,412	118,291	142,467	87,975	(96,056)	10,922
Fixed Charges	1,509	1,704	2,495	5,854	14,519	2,031
Amortization of capitalized interest	—	—	—	—	—	—
Interest capitalized	—	—	—	(125)	(644)	—

Total earnings	58,921	119,995	144,962	93,704	(82,181)	12,953

Fixed Charges:
Interest expense and amortization of debt discount/premium	509	674	1,324	4,206	12,347	828
Capitalized interest	—	—	—	125	644	—

Interest expense	509	674	1,324	4,331	12,991	828
Rent Expense	3,000	3,090	3,513	4,570	4,584	3,610
% of rent expense deemed to be interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Portion of rent expense deemed to be interest	1,000	1,030	1,171	1,523	1,528	1,203
Preferred stock dividend requirements	—	—	—	—	—	—

Total fixed charges	1,509	1,704	2,495	5,854	14,519	2,031

Ratio of earnings to fixed charges(1)	39.05	70.42	58.10	16.01	(5.66)	6.38

Deficiency	—	—	—	—	— (2)	—

(1) Earnings consist of pretax income (loss) from continuing operations and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs, amortization of discount related to indebtedness and the portion of operating lease rental expense that is considered by us to be representative of interest.

(2) For fiscal 2009, earnings were insufficient to cover fixed charges by $96.7 million.